BUTTERFIELD 2020 ANNUAL GENERAL MEETING VOTING RESULTS
Hamilton, Bermuda — August 13, 2020: The Bank of N.T. Butterfield & Son Limited (“the Bank”) (BSX: NTB.BH) (NYSE: NTB) announced the results of the Shareholders’ vote at the Bank’s 116th Annual General Meeting held in virtual format yesterday (August 12, 2020).

Each of the proposals numbered 1 through 3 on the Meeting Agenda was approved by the requisite vote, including the re-election of Michael Collins, Alastair Barbour, James Burr, Michael Covell, Mark Lynch, Conor O’Dea, Michael Schrum, Pamela Thomas-Graham, and John Wright as directors; and the election of new directors Leslie Godridge and Jana Schreuder. Biographic information for Ms. Godridge and Ms. Schreuder follows.

Leslie Godridge

Ms. Godridge is a senior financial executive with significant experience and proven success building and leading major businesses, spending nearly 40 years of her career at Bank of New York and U.S. Bancorp. Until her retirement in June 2020, Ms. Godridge served as Vice Chairman, Director, U.S. Bank N.A. and Co-Head, Corporate and Commercial Banking, where she was responsible for $220 billion in loan commitments and 3,500 employees. From 1981 to 2006, Ms. Godridge served a variety of roles at Bank of New York, including as Senior Executive Vice President and Head, Asset Management, Private Bank, Retail Bank and Regional Commercial Banking. She is a repeat honoree for American Banker’s Most Powerful Women in Banking. Ms. Godridge has served as a Trustee of the Museum of the City of New York since 2004. Ms. Godridge holds a Bachelor of Arts from Smith College and a Master of Business Administration from New York University, Stern School of Business.

Jana Schreuder

Ms. Schreuder is a seasoned executive who most recently served as Executive Vice President and Chief Operating
Officer of Northern Trust Corporation, a role from which she retired in 2018. Ms. Schreuder joined Northern Trust in
1980 and during her tenure held multiple roles as a member of the executive management team, including: the President of Wealth Management from 2011 through 2014; President of Operations & Technology from 2007 through 2010; and Chief Risk Officer from 2005 through 2006. Ms. Schreuder currently serves as a Director and Compensation Committee member of Blucora, Inc. Since 2008, Ms. Schreuder has served as a Board member and is Chair of the Compensation Committee for Entrust Datacard Group. From 2016 to 2018, Ms. Schreuder was a member of the Board of Directors of LifePoint Health. Ms. Schreuder received her Bachelor of Business Administration degree from Southern Methodist University and a Master’s degree in finance and marketing management from Northwestern University Kellogg Graduate School of Management. Ms. Schreuder is a member of the Global Strategy Committee and New York Chapter of Women Corporate Directors and the National Association of Corporate Directors.

-ENDS-

About Butterfield:
Butterfield is a full-service bank and wealth manager headquartered in Hamilton, Bermuda, providing services to clients from Bermuda, the Cayman Islands, Guernsey and Jersey, where our principal banking operations are located, and The Bahamas, Switzerland, Singapore and the United Kingdom, where we offer specialized financial services. Banking services comprise deposit, cash management and lending solutions for individual, business and institutional clients. Wealth management services are composed of trust, private banking, asset management and custody. In Bermuda, the Cayman Islands and Guernsey, we offer both banking and wealth management. In The Bahamas, Singapore and Switzerland, we offer select wealth management services. In the UK, we offer residential property lending. In Jersey, we offer select banking and wealth management services. Butterfield is publicly traded on the New York Stock Exchange (symbol: NTB) and the Bermuda Stock Exchange (symbol: NTB.BH). Further details on the Butterfield Group can be obtained from our website at: www.butterfieldgroup.com.

Investor Relations Contact:    Media Relations Contact:
Noah Fields     Mark Johnson
Investor Relations     Group Head of Communications
The Bank of N.T. Butterfield & Son Limited  The Bank of N.T. Butterfield & Son Limited
Phone: (441) 299 3816    Phone: (441) 299 1624
E-mail: noah.fields@butterfieldgroup.com  Cellular: (441) 524 1025
         E-mail: mark.johnson@butterfieldgroup.com